UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Old Dominion Freight Line, Inc.

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

679580100

(CUSIP Number)

David N. Oakey Esquire McGuireWoods LLP 901 East Cary Street Richmond, VA 23219 (804) 775-1022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. Susan C. Terry I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 863,189
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 863,189
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,189[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.00%
14	TYPE OF REPORTING PERSON IN

[1]

This amount does not include shares held by Congdon Family, LLC. The Susan C. Terry Revocable Trust, for which Susan C. Terry serves as trustee, is a member of Congdon Family, LLC. However, Susan C. Terry does not serve as a manager of Congdon Family, LLC and therefore does not have voting or dispositive power over such shares.

Note: The number of shares reported as being held by the Susan C. Terry Revocable Trust on the Schedule 13D filed on September 10, 2012 was incorrect due to a clerical error. Accordingly, this Amendment No. 1 is being filed to amend the Cover Page for Susan C. Terry and the discussion of her holdings in Item 5 to reflect the correct number of shares. All capitalized terms used herein that are not otherwise defined have the meanings given to them in the Schedule 13D filed on September 10, 2012.

Item 5.	Interest in Securities of the Issuer.

The sixth paragraph of Item 5(a) is hereby amended to read as follows:

Susan is the indirect beneficial owner of 863,189 Shares held in the Susan C. Terry Revocable Trust, for which she serves as trustee.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2012

JOHN R. CONGDON

/s/ John R. Congdon, Jr.
John R. Congdon, Jr., by Power of Attorney

JOHN R. CONGDON, JR.

/s/ John R. Congdon, Jr.
John R. Congdon, Jr.

JEFFREY W. CONGDON

/s/ John R. Congdon, Jr.
John R. Congdon, Jr., by Power of Attorney

SUSAN C. TERRY

/s/ John R. Congdon, Jr.
John R. Congdon, Jr., by Power of Attorney